SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.    )*

           ENVIRONMENTAL REMEDIATION HOLDING CORPORATION
                         (Name of Issuer)

                  COMMON STOCK, $0.0001 PAR VALUE
                  (Title of Class of Securities)

                             29406V100
                          (CUSIP Number)



                        WILLIAM B. MASTERS
                     JONES, WALKER, WAECHTER,
               POITEVENT, CARRE`RE & DENE`GRE, L.L.P.
                 201 ST. CHARLES AVENUE, FLOOR 51
                       NEW ORLEANS, LA 70170
                          (504) 582-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           APRIL 1, 1999
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box <square>.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section>240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022611107

     1)   Names of Reporting Persons     Talisman Capital Opportunity Fund Ltd.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check   the   Appropriate  Box  if  a  Member  of  a  Group  (See
          Instructions)
          (a).....................................................       _____
          (b).....................................................       _____

     3)   SEC Use Only............................................

     4)   Source of Funds (See Instructions)......................         OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................       _____

     6)   Citizenshi or Place of Organization           British Virgin Islands

 Number of     (7)  Sole Voting Power.............................          0
  Shares
  Bene-        (8)  Shared Voting Power........................... 6,961,400(1)
 ficially
 Owned by      (9)  Sole Dispositive Power........................            0
   Each
Reporting      (10)  Shared Dispositive Power..................... 6,961,400(1)
  Person
   With

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person........................................ 6,961,400(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)..............       ______

     13)  Percent of Class Represented by Amount
          in Row 11............................................... 14.95%(1)(2)

     14)  Type of Reporting Person (See Instructions).............           CO


CUSIP No. 022611107

       1)Names of Reporting Persons....... Talisman Capital Opportunity Inc.(3)
           I.R.S. Identification Nos. of Above Persons (entities only)

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)....................................................        _____
           (b)...................................................         _____

     3)    SEC Use Only..........................................

     4)    Source of Funds (See Instructions)....................            OO

     5)    Check  if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e).................................         _____

     6)    Citizenship or Place of Organization..................      Delaware

 Number of      (7)  Sole Voting Power...........................             0
  Shares
  Bene-         (8)  Shared Voting Power.........................  6,961,400(1)
 ficially
 Owned by       (9)  Sole Dispositive Power......................             0
   Each
Reporting       (10)  Shared Dispositive Power...................  6,961,400(1)
  Person
   With

     11)   Aggregate Amount Beneficially Owned by Each
           Reporting Person......................................  6,961,400(1)

     12)   Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares (See Instructions)............        ______

     13)   Percent of Class Represented by Amount
           in Row 11.............................................  14.95%(1)(2)

     14)   Type of Reporting Person (See Instructions)...........            CO

CUSIP No. 022611107

        1) Names of Reporting Persons....................... Geoffrey Tirman(4)
           I.R.S. Identification Nos. of Above Persons (entities only)

     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)...................................................         _____
           (b)...................................................         _____

     3)    SEC Use Only..........................................

     4)    Source of Funds (See Instructions)....................            OO

     5)    Check  if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e).................................         _____

     6)    Citizenship or Place of Organization - United States

 Number of      (7)  Sole Voting Power...........................             0
  Shares
  Bene-         (8)  Shared Voting Power.........................  6,961,400(1)
 ficially
 Owned by       (9)  Sole Dispositive Power......................             0
   Each
Reporting       (10)  Shared Dispositive Power...................  6,961,400(1)
  Person
   With

     11)   Aggregate Amount Beneficially Owned by Each
           Reporting Person......................................  6,961,400(1)

     12)   Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares (See Instructions)............        ______

     13)   Percent of Class Represented by Amount
           in Row 11.............................................  14.95%(1)(2)

     14)   Type of Reporting Person (See Instructions)...........            IN


     (1) Beneficial Ownership of 6,961,400 shares of Common Stock reported hereunder is so being reported solely as a result of the 5.5% Note and Warrants, as defined and described in Item 3. The Warrants entitle Talisman (as hereinafter defined) to purchase up to 750,000 shares and 45,000 shares, respectively, of Common Stock (as hereinafter defined). The number of shares of Common Stock to be received by Talisman upon the conversion of the 5.5% Note is, among other things, based on the "Conversion Price", as such term is defined in the Note. The Conversion Price is variable based upon, among other things, the market price of the Common Stock; the number of shares beneficially owned by the Reporting Persons and the percentage represented thereby will therefore fluctuate from time to time.

     (2) The 6,961,400 shares indicated represent 14.95% of the sum of (a) the outstanding shares of Common Stock of the Issuer as of December 31, 1998, as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 1998 and (b) the 6,961,400 shares of Common Stock subject to the 5.5% Note and Warrants (with the number of shares subject to the 5.5% Note based upon the approximate Conversion Price as of April 6, 1999, which Conversion Price may fluctuate from time to time).

     (3)   Solely in its capacity as the investment manager of Talisman.

     (4) Solely in his capacity as the sole stockholder of Talisman Capital Opportunity Inc.

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Environmental Remediation Holding Corporation, a Colorado corporation (the "Issuer"). The Issuer's principal executive office is located at 3-5 Audrey Avenue, Oyster Bay, New York 11771.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Talisman Capital Opportunity Fund Ltd., a corporation formed under the laws of the British Virgin Islands ("Talisman"); Talisman Capital Opportunity Inc., a Delaware corporation (the "Investment Manager"); and Geoffrey Tirman (together with Talisman and the Investment Manager, the "Reporting Persons").

     Talisman's principal business is the investment in the securities of
private and public companies.    The principal business address of Talisman is
Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     Clive Harris is a director of Talisman. The present principal occupation or employment of Mr. Harris is partner of Paul Harris & Company, a Cayman Islands firm of Chartered Accountants, and Managing Director of International Management Services Ltd. The principal business address of Mr. Harris and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     Martin Lang is a director of Talisman. The present principal occupation or employment of Mr. Lang is Company Manager of International Management Services Ltd. The principal business address of Mr. Lang and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     The Investment Manager's principal business is the management of the investment and reinvestment of Talisman's assets. Mr. Tirman is the sole stockholder of the Investment Manager, and his principal occupation is as the principal officer of the Investment Manager responsible for such activities. The principal business address of the Investment Manager and Mr. Tirman is 16101 LaGrande Drive, Suite 100, Little Rock, Arkansas 72211.

     (d) None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons or entities named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Geoffrey Tirman is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 15, 1997, the Issuer entered into a securities purchase agreement with Talisman and certain other investors (the "1997 Agreement"), pursuant to which, among other things (1) Talisman purchased $750,000 principal amount of the Issuer's senior subordinated convertible notes due October 15, 2002 (the "5.5% Note") that is, subject to certain limitations, convertible into shares of Common Stock, and (2) the Issuer executed and delivered a warrant (the "1997 Warrant") to Talisman, entitling Talisman, subject to certain limitations, to purchase up to 45,000 shares of Common Stock. The sources of the funds used to purchase the 5.5% Note and 1997 Warrant, including any funds that may be used to exercise the 1997 Warrant, were and will be (a) share subscriptions by the shareholders of Talisman and (b) proceeds of transactions with respect to prior investments of Talisman. Both the 5.5% Note and the 1997 Warrant are fully convertible into, or exercisable for, Common Stock of the issuer within 60 days of the reporting date.

     On September 26, 1998, the Issuer entered into a securities purchase agreement with Talisman (the "1998 Agreement"), pursuant to which, among other things (1) Talisman purchased $500,000 principal amount of the Issuer's 20% convertible notes due October 26, 2000 (the "20% Note") that is, subject to certain limitations, convertible into shares of Common Stock, and (2) the Issuer and Talisman executed a warrant agreement (the "1998 Warrant") entitling Talisman, subject to certain limitations, to purchase up to 1,500,000 shares of Common Stock. The sources of the funds used to purchase the 20% Note and 1998 Warrant, including any funds that may be used to exercise the 1998 Warrant, were and will be (a) share subscriptions by the shareholders of Talisman and
(b) proceeds of transactions with respect to prior investments of Talisman.
The 1998 Warrant may be exercised to acquire 750,000 shares of Common Stock within 60 days of the reporting date. Neither 20% Note nor the remaining 750,000 shares potentially exercisable under the 1998 Warrant are convertible into, or exercisable for, shares of Common Stock until October 26, 1999.

     ITEM 4. PURPOSE OF TRANSACTION.

       The securities covered by this statement were acquired by the Reporting
Persons for investment purposes.   However, the Reporting Persons intend to
closely monitor the operations of the Issuer, and will continue to evaluate the investment in the securities covered by this statement based on the Issuer's financial conditions, results of operations and prospects as well as other then existing or anticipated facts or circumstances, including general economic, market and other financial conditions. Accordingly, the Reporting Persons reserve the right to change their plans and intentions with respect to the investment in the securities covered by this statement at any time, as they deem appropriate. In particular, the Reporting Persons may, at any time and from time to time acquire or dispose of additional shares of Common Stock. There can be no assurance that the Reporting Persons will increase or decrease their investment in the Issuer. In addition, the Reporting Persons reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interest and to protect their investment in the Common Stock.

     Except as described in this Item 4 or elsewhere in this Schedule 13D, the Reporting Persons currently have no plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Because the Investment Manager is the sole investment manager with regard to Talisman's assets, the Investment Manager may be deemed to beneficially own the shares of Common Stock beneficially owned by Talisman. Because Geoffrey Tirman is the sole stockholder of the Investment Manager, he may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by the Investment Manager. Geoffrey Tirman and the Investment Manager disclaim beneficial ownership of the Common Stock beneficially owned by Talisman except to the extent of their actual individual pecuniary interest therein.

     Based upon the information contained in the Issuer's Form 10-Q for the quarter ended December 31, 1998 that there were 39,613,436 shares of Common Stock issued and outstanding as of December 31, 1998, each Reporting Person owns or may be deemed to own 14.95% of the outstanding shares of Common Stock (using in such computation the number of shares subject to the 5.5% Note based upon the approximate Conversion Price as of April 6, 1999). The Conversion Price for the 5.5% Note is variable based upon, among other things, the market price of the Common Stock; the number of shares beneficially owned by the Reporting Persons and the percentage represented thereby will therefore fluctuate from time to time.

     The Investment Manager, as the manager of the assets of Talisman, has the right to direct the vote of and dispose of the Common Stock beneficially owned by Talisman. Geoffrey Tirman, as the sole stockholder of the Investment Manager, has the right to direct the vote of and dispose of the Common Stock deemed beneficially owned by the Investment Manager.

           Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock.

     ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3 and Item 5 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 8, 1999                    TALISMAN CAPITAL OPPORTUNITY FUND LTD.

                                        By:  TALISMAN CAPITAL OPPORTUNITY INC.

                                        By:        /s/ Geoffrey Tirman
                                           -----------------------------------
                                                       Geoffrey Tirman
                                                   Chief Executive Officer


                                        TALISMAN CAPITAL OPPORTUNITY INC.



                                        By:        /s/ Geoffrey Tirman
                                           -----------------------------------
                                                       Geoffrey Tirman
                                                   Chief Executive Officer




                                        /s/ Geoffrey Tirman
                                        -------------------------
                                        GEOFFREY TIRMAN